Announcement to the Market

Disclosure of results for the third quarter and from January to September of 2015, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP1 and in International Financial Reporting Standards - IFRS. We emphasize that the main difference in the result and equity relates to the allowance for loan losses, that uses the concept of incurred loss in IFRS and of expected loss in BRGAAP.

The complete consolidated financial statements under IFRS for the third quarter and from January to September of 2015 are available at our website:www.itau.com.br/investor-relations

Comparison between BRGAAP1 and IFRS	R$ million
Balance Sheet	BRGAAP	Adjustments and Reclassifications2	IFRS	BRGAAP	Adjustments and Reclassifications2	IFRS
	Sep/30/2015			Dec/31/2014
Total Assets	1,322,693	(80,759)	1,241,702	1,208,702	(81,499)	1,127,203
Cash and Cash Equivalents, Reserve Requirements, Interbank Deposits, Securities Under Repurchase Agreements, Financial Assets and Derivatives 3	658,976	(14,819)	644,156	610,142	(36,883)	573,259
Loan Operations	477,463	513	477,712	451,760	671	452,431
(-) Allowance for Loan Losses 4	(34,193)	8,521	(25,672)	(26,948)	4,556	(22,392)
Other Financial Assets 5	120,660	(63,952)	56,708	96,761	(43,112)	53,649
Tax Assets 6	64,226	(10,112)	54,113	42,890	(7,647)	35,243
Investments in associates and jointly controlled entities, Goodwill, Fixed and Intangible Assets, Assets Held for Sale and Other Assets	35,826	(910)	34,916	34,097	916	35,013

Current Liabilities and Long Term Liabilities	1,217,491	(87,170)	1,130,320	1,110,439	(83,853)	1,026,586
Deposits	300,729	-	300,729	294,773	-	294,773
Deposits Received Under Securities Repurchase Agreements 3	317,914	(15,460)	302,454	325,013	(36,330)	288,683
Financial Liabilities Held for Trading, Derivatives, Interbank and Institutional funding	277,904	575	278,479	212,826	872	213,698
Other Financial Liabilities 5	130,193	(63,166)	67,027	114,540	(43,048)	71,492
Reserves for Insurance, Private Pension and Capitalization	126,136	152	126,288	112,675	113	112,788
Provisions and Other Liabilities	53,303	(3,611)	49,692	40,765	(78)	40,687
Tax Liabilities 6	11,312	(5,661)	5,651	9,847	(5,382)	4,465

Total Stockholders’ Equity	105,202	6,411	111,613	98,263	2,354	100,617
Non-controlling interests	1,849	21	1,870	2,415	(1,058)	1,357
Controlling Stockholders’ Equity 7	103,353	6,390	109,743	95,848	3,412	99,260
1 BRGAAP represents the accounting practices adopted in Brazil for financial institutions, according to regulation of the Brazilian Central Bank;
2 Resulted from reclassifications between assets and liabilities and other effects from IFRS adoption;
3 Resulted from the elimination of transactions between the parent company and exclusive funds (mainly PGBL and VGBL fund quotas), which are consolidated under IFRS;
4 Implementation of the criteria for calculating the Allowance for Loan Losses as defined in IFRS;
5 Difference in accounting, mainly for Foreign Exchange Portfolio, which started to be considered as a net effect of Assets and Liabilities;
6 Difference in accounting, mainly for deferred taxes, which are now treated as a net effect of Assets and Liabilities in each of the consolidated companies;
7 Conciliation of Controlling Stockholders’ Equity is presented in the following table.

Itaú Unibanco Holding S.A.

Below, the conciliation of the Result and Equity, and the conceptual description of the major adjustments.

Conciliation	R$ million
Adjustments	Equity	Results
	Sep/30/15	3rdQ/15	2ndQ/15	3rdQ/14	jan-sep/15	jan-sep/14
BRGAAP – Values Attributable to Controlling Stockholders	103,353	5,945	5,984	5,404	17,662	14,722
(a) Allowance for Loan Losses	5,119	2,682	(153)	364	2,375	295
(b) Adjustment to market value of shares and quotas	76	-	-	-	-	-
(c) Acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A.	469	(4)	(3)	(4)	(11)	(11)
(d) Effective interest rate	(106)	10	(3)	13	28	40
(e) Financial Leasing Operations	520	520	-	-	520	-
(f) Other adjustments	314	50	20	116	147	164
IFRS - Values Attributable to Controlling Stockholders	109,743	9,202	5,845	5,893	20,720	15,210
IFRS - Values Attributable to Minority Stockholders	1,870	96	89	91	295	218
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	111,613	9,298	5,934	5,984	21,015	15,428

Differences between IFRS and BRGAAP Financial Statements
(a) On IFRS (IAS 39), loan losses allowances must be made when there is objective evidence that loan operations have suffered a reduction in its value (Incurred Loss). On BRGAAP, the expected loss model is used 8.
(b) On IFRS (IAS 39 and 32), stocks and quotas classified as permanents investments were measured at fair value and its gains and losses were recorded directly on Equity, with no impact on the income statement of the period.
(c) On IFRS, the effect of accounting at fair value the acquisition of the participation in Porto Seguro Itaú Unibanco Participações S.A. was recognized.
(d) On the IFRS (IAS 39), the assets and financial liabilities measured at amortized cost are recognized according to the methodology of effective interest rate, which appropriates the revenues and costs directly attributed to the acquisition, issue or disposal for the period of operation. On BRGAAP, the recognition of expenses and revenues from fees occurs at the time of contracting these operations.
(e) Under IFRS (IAS 17) the financial leasing operations are recorded as fixed assets on the other hand the Other Financial Liabilities. On BRGAAP, as of September 30, 2015, the consideration of these transactions are now recorded in income in accordance with CMN Resolution No. 3,617/08.
(f) Other Adjustments mainly comprise the difference in the eligibility of operations of the Cash Flow Hedge for purposes of IFRS and the reversal of the Goodwill Amortizations pursuant the BRGAAP.

8 For more details see our Complete Financial Statements for the period from january to september of 2015.

For comparison purposes, we present on the table below the Result and the Recurring Result according to the IFRS and the BRGAAP.

R$ million
Recurring Result	3rd Q/15			2nd Q/15			jan-sep/15			jan-sep/14
	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation	BRGAAP	IFRS	Variation
Result - Attributable to Controlling Stockholders	5,945	9,202	3,257	5,984	5,845	(139)	17,662	20,720	3,058	14,722	15,210	488
Exclusion of the Non-Recurring Events	172	(3,135)	(3,307)	150	115	(35)	397	(2,969)	(3,366)	237	114	(123)
Increase of the Social Contribution Rate	(3,988)	(3,948)	40	-	-	-	(3,988)	(3,948)	40	-	-	-
Complementary provision for loan losses 1	2,793	-	(2,793)	-	-	-	2,793	-	(2,793)	-	-	-
Provision for contingencies - tax and social security lawsuits	514	514	-	46	46	-	560	560	-	-	-	-
Provision for contingencies - Economic Plans	26	26	-	41	41	-	108	108	-	88	88	-
Changing the accounting treatment of financial leasing	520	-	(520)	-	-	-	520	-	(520)	-	-	-
Pension Fund	130	130	-	-	-	-	130	130	-	-	-	-
Goodwill Amortization	34	-	(34)	35	-	(35)	130	37	(93)	123	-	(123)
Impairment	-	-	-	43	43	-	43	43	-	-	-	-
Program for the settlement or installment payment of taxes	1	1	-	(14)	(14)	-	(40)	(40)	-	(37)	(37)	-
Cofins/Provision for tax loss - Porto Seguro	-	-	-	-	-	-	-	-	-	60	60	-
Favorable decision on the increase of the PIS/COFINS calculation basis IRB	-	-	-	-	-	-	-	-	-	(33)	(33)	-
Provision for loan losses - Creditcard	-	-	-	-	-	-	-	-	-	37	37	-
Others	143	143	-	-	-	-	143	143	-	-	-	-
Recurring Result - Attributable to Controlling Stockholders	6,117	6,067	(50)	6,134	5,961	(174)	18,059	17,752	(307)	14,959	15,324	365
(1) Formation of additional allowance for loan losses to the minimum required by Resolution No. 2.682/99 of the Nacional Monetary Council

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units.

São Paulo, November 3, 2015.
Marcelo Kopel
Investor Relations Officer

Itaú Unibanco Holding S.A.